

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

John P. Love
President and Chief Executive Officer
United States Natural Gas Fund, LP
c/o United States Commodity Funds LLC
1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, CA 94596

>**Re: United States Natural Gas Fund, LP**
>**Amendment No. 1 to Registration Statement on Form S-3**
>**Filed March 18, 2022**
>**Registration Statement on Form S-3**
>**Filed March 15, 2022**
>**File No. 333-263570**

Dear Mr. Love:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed March 15, 2022

UNG's Investment Objective and Strategy, page 1

1. Please describe the impact of Russia's invasion of the Ukraine on your investment objective and strategy. In addition to the general impact, please also consider the impact supply chain issues may have, any impact from sanctions and export controls, and whether you will need to evaluate any aspects of your investment objective and strategy. If you do not expect the impact to be material, please discuss why.

<u>Investment Risk</u>
<u>Russia's invasion of Ukraine, and sanctions brought by the United States and other countries against Russia, page 8</u>

2.   Please place the impacts of current geopolitical events on the natural gas market in context by quantifying, to the extent information is available, natural gas prices, the price of any natural gas futures contracts, the extent to which the natural gas futures market is experiencing backwardation, the price of your shares, and the increased trading volume of natural gas futures and your shares as of the most recent practicable date.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams, Acting Legal Branch Chief, at (202) 551-3217 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Jamie Cain